Alston&Bird llp

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Kyle Healy	Direct Dial: 404-881-4421	E-mail: kyle.healy@alston.com

April 3, 2013

VIA EDGAR

Ms. Alexandra M. Ledbetter

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Superior Industries International, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 22, 2013

File No. 1-06615

Dear Ms. Ledbetter:

At the request of and on behalf of our client, Superior Industries International, Inc. (the “Company” or “Superior”), we are hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated March 29, 2013 with respect to the above-referenced preliminary proxy statement. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

The Company today filed an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Filing”). Page references in the response below refer to the Amended Filing.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please revise your filing to include your form of proxy. See Exchange Act Rule 14a-6(a), which requires you to file both the proxy statement and the form of proxy in preliminary form. Please mark your materials clearly as “Preliminary Copies.” See Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, the Company has included the form of proxy in preliminary form in the Amended Filing and has indicated on the Amended Filing that the proxy statement is also in preliminary form.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Alexandra M. Ledbetter April 3, 2013 Page 2

2.	See our last comment above. Since Proposal 2 is conditioned on the passage of Proposal 1, this should be made clear on the form of proxy. Please confirm your understanding.

Response:

In response to the Staff’s comment, the Company has provided in the form of proxy included in the Amended Filing language to make it clear that Proposal 2 is conditioned upon the approval of Proposal 1 and that Proposal 3 is conditioned upon the failure of Proposal 1 to be approved.

3.	We note your disclosure on pages 4 and 5 that the size of the board will be reduced from nine members to seven members pursuant to the bylaws and a board resolution passed on March 22, 2013, in the event Proposal 1 is approved. Please revise your disclosure to clarify whether the size of the board will be reduced in the event Proposal 1 is not approved. If it is the case that, in the event that Proposal 1 is not approved, the size of the board will not be reduced, please disclose whether you intend to fill the resulting vacancies, given that neither Mr. Evans nor Mr. Joyce will stand for re-election at the annual meeting.

Response:

In response to the Staff’s comment, the Company has added the following new disclosure to page 4 immediately above the “Background of Proposal” section:

“If the shareholders do not approve Proposal 1, the size of our Board will remain at 9 members. Proposal 1 does not change the Board’s authority to change the number of directors or to fill any vacancies (including the vacancy that currently exists in Class III resulting from the death of our Founding Chairman, Mr. Louis L. Borick, which the Board intends to fill prior to the 2014 annual meeting) or newly created directorships.”

The Company has also added the following disclosure (additions are underlined) to the first paragraph and as the second paragraph on page 5:

“The Board of Directors currently consists of nine directorships divided into three classes: three Class I directors with terms expiring at the 2015 Annual Meeting of Shareholders, three Class II directors with terms expiring at this Annual Meeting and three Class III directors with terms expiring at the 2014 Annual Meeting of Shareholders. There currently is a vacancy on the Board for one of the Class III

Ms. Alexandra M. Ledbetter April 3, 2013 Page 3

directorships. In the event that Proposal 1 is approved, the amendment and restatement of the Amended and Restated Articles of Incorporation (“Second Restated Articles”) will become effective and all of our directors will stand for election at each Annual Meeting for one-year terms. Furthermore, the size of the Board will be reduced from 9 members to 7 members pursuant to the bylaws and a resolution passed by the Board of Directors on March 22, 2013 and we will continue to have one vacancy for the Class III directorship resulting from Mr. Louis L. Borick’s death. If the shareholders do not approve Proposal 1, the size of our Board will remain at 9 members and we will have 3 vacancies after this Annual Meeting resulting from the death of our Founding Chairman, Mr. Louis L. Borick, and the retirement of Mr. V. Bond Evans and Mr. Michael Joyce, two of our current Class II directors, who are not standing for re-election at this Annual Meeting.

The Nominating and Corporate Governance Committee intends to conduct a search to identify a qualified individual to fill the vacancy resulting from Mr. Louis L. Borick’s death prior to the 2014 Annual Meeting. Furthermore, in the event that Proposal 1 is not approved and the size of the Board remains at 9 members, the Nominating and Corporate Governance Committee intends to explore the Company’s options with respect to the vacancies that would result from Mr. Evans and Mr. Joyce not standing for re-election at this Annual Meeting, including identifying qualified individuals to fill these two vacancies.”

4.	With respect to Proposal 1, please expand your discussion of the effects of this change. For example, a majority or all of the board could be changed in one meeting, so that an “insurgent” shareholder could effectively take control of the company in far less time than it would currently take with the classified board.

Response:

In response to the Staff’s comment, the Company has added the following new disclosure as the second paragraph on page 4 in the “Background of Proposal” section:

“The Nominating and Corporate Governance Committee considered the advantages of our classified board structure, in that it enhances continuity and stability and encourages persons or firms making unsolicited takeover bids to negotiate directly with the Board. The classified board structure is designed to safeguard against a hostile purchaser replacing a majority or all of our directors with its own nominees at a single annual meeting. Because under a classified board structure only approximately one-third of the directors are elected at any annual meeting of stockholders, at least two annual meetings are required for an acquiror to be able to change a majority of the directors on our Board. As a result, most acquirors will elect to attempt to negotiate a transaction with the Board rather than wait this extended period of time to gain control of the Board.”

Ms. Alexandra M. Ledbetter April 3, 2013 Page 4

5.	Refer to page 4 of the proxy statement. Expand the disclosure about how your Nominating and Corporate Governance Committee determined that reducing the size of the board of directors from nine to seven members would result in lowered “cost, expertise required, workload and shareholder value.” That is, explain why going from seven to nine board members would have these effects. Please be as specific as possible.

Response:

In response to the Staff’s comment, the Company revised the last paragraph on page 4 in the “Background of Proposal” section to read as follows (additions are underlined and deletions are struck through):

“The Nominating and Corporate Governance Committee carefully reviewed the relevant considerations to determine the optimal size of the Board and determined that the workload of the Board and its committees could be completed by a board of 7 members, and that a board of 7 members would still be sufficiently large that its members would possess a diverse set of qualifications and experience. Also as a result of reducing the size of the Board by 2 members, in the event this Proposal 1 is approved, the Company will also reduce its overall cost of director compensation. ~~After a careful review of the relevant considerations to determine the optimal size of the Board, such as cost, expertise required, workload and shareholder value, the Nominating and Corporate Governance Committee recommended to the Board that the size of the Board be reduced to 7 members.~~ Upon thorough consideration of that recommendation, the Board unanimously resolved to reduce the size of the Board by eliminating two of the Class II directorships for which the term would otherwise expire at the 2013 Annual Meeting of the Shareholders. This resolution will take immediate effect upon the approval of Proposal 1. If Proposal 1 is not approved by our shareholders, this resolution will have no effect, the size of our Board will remain at 9 members, and the shareholders will be asked to elect three directors to Class II as set forth in Proposal 3.”

6.	We note your disclosure on pages 4 and 5 regarding the vacancy on the board for one of the Class III directorships, formerly occupied by Mr. Louis L. Borick. Please revise your disclosure to clarify whether you intend to fill this vacancy.

Response:

In response to the Staff’s comment and as discussed in response to Items 3 and 4, the Company has added the following new disclosure to page 4 immediately above the “Background of Proposal” section:

Ms. Alexandra M. Ledbetter April 3, 2013 Page 5

“If the shareholders do not approve Proposal 1, the size of our Board will remain at 9 members. Proposal 1 does not change the Board’s authority to change the number of directors or to fill any vacancies (including the vacancy that currently exists in Class III resulting from the death of our Founding Chairman, Mr. Louis L. Borick, which the Board intends to fill prior to the 2014 annual meeting) or newly created directorships.”

The Company has also added the following disclosure (additions are underlined) to the first paragraph and as the second paragraph on page 5:

“The Board of Directors currently consists of nine directorships divided into three classes: three Class I directors with terms expiring at the 2015 Annual Meeting of Shareholders, three Class II directors with terms expiring at this Annual Meeting and three Class III directors with terms expiring at the 2014 Annual Meeting of Shareholders. There currently is a vacancy on the Board for one of the Class III directorships. In the event that Proposal 1 is approved, the amendment and restatement of the Amended and Restated Articles of Incorporation (“Second Restated Articles”) will become effective and all of our directors will stand for election at each Annual Meeting for one-year terms. Furthermore, the size of the Board will be reduced from 9 members to 7 members pursuant to the bylaws and a resolution passed by the Board of Directors on March 22, 2013 and we will continue to have one vacancy for the Class III directorships resulting from Mr. Louis L. Borick’s death. If the shareholders do not approve Proposal 1, the size of our Board will remain at 9 members and we will have 3 vacancies after this Annual Meeting resulting from the death of our Founding Chairman, Mr. Louis L. Borick, and the retirement of Mr. V. Bond Evans and Mr. Michael Joyce, two of our current Class II directors, who are not standing for re-election at this Annual Meeting.

The Nominating and Corporate Governance Committee intends to conduct a search to identify a qualified individual to fill the vacancy resulting from Mr. Louis L. Borick’s death prior to the 2014 Annual Meeting. Furthermore, in the event that Proposal 1 is not approved and the size of the Board remains at 9 members, the Nominating and Corporate Governance Committee intends to explore the Company’s options with respect to the vacancies that would result from Mr. Evans and Mr. Joyce not standing for re-election at this Annual Meeting, including evaluating a reduction in the size of the Board and identifying qualified individuals to fill these two vacancies.”

7.	We note your disclosure on page 1 that the total amount estimated to be spent in connection with this proxy solicitation is $15,000, “plus expenses.” Please revise your disclosure to state the total amount estimated to be spent, including expenses, and to state the total expenditures to date. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

Response:

Ms. Alexandra M. Ledbetter April 3, 2013 Page 6

In response to the Staff’s comments, the Company has revised the original sentence and added the following disclosure to the end of the first paragraph on page 1:

“The total amount estimated to be spent in connection with this proxy solicitation is $21,000, including expenses. Our total expenses are estimated to be approximately $6,000, of which $1,500 has been incurred to date.”

8.	We note your disclosure on page 4 that if shareholders approve Proposal 1 the board will amend and restate the company’s Amended and Restated Articles of Incorporation to reflect the revisions set forth in Appendix A. You have not described the changes to Article Eleven of the governing instruments. Please describe in the revised proxy statement or tell us why you have not included this information. We may have additional comments after reviewing your revised disclosure or the information you provide in your response letter.

Response:

The Company’s current Articles of Incorporation that are on file with the California Secretary of State’s office have language in Article Eleven that is incorrectly placed in that Article Eleven due to pages being out of order. More specifically, pages six and seven of the Articles of Incorporation currently on file with the California Secretary of State’s office are reversed, such that what should be page seven follows page five, and page six follows page seven. The changes to Article Eleven correct this administrative error by moving the incorrectly placed language to the correct place in Article Eleven. Moving the pages so they are in correct order does not change the substance of Article Eleven and will help to cut down on confusion for any reader of the Articles of Incorporation.

However, in order to avoid any confusion among our shareholders when they see the revisions to Article Eleven in Appendix A, the Company has added the following new disclosure at the end of the “Text of Amendment” section on page 4:

“In addition to the changes to Article Seven of the Company Restated Articles, we have made changes to Article Eleven solely to correct an administrative error in the copy of the Company Restated Articles on file with the Secretary of State of the State of California. The changes to Article Eleven do not impact the substantive meaning of Article Eleven.”

Corporate Governance and the Board of Directors, page 8

9.	We note your disclosure on page 9 that the chairman of the meeting may refuse to acknowledge the nomination of any person for election as director that is not made in compliance with the advance-notice provision in your bylaws, and such nomination shall be void. Please advise us, with a view

Ms. Alexandra M. Ledbetter April 3, 2013 Page 7
toward revised disclosure, as to whether the nomination of Mr. Schenker was in compliance with the required procedure. If it is your belief that the nomination of Mr. Schenker was not in compliance with the advance-notice provisions in your governing instruments, explain why.

Response:

In response to the Staff’s comment, the Company has added the following new disclosure at the end of the first paragraph under the “Notice of Other Possible Nominees” sections on page 6 and page 7:

“The nomination of Mr. Schenker by GAMCO was made in compliance with the nomination procedures set forth in the Company’s bylaws and described in this Proxy Statement under “Selection of Nominees for Director” beginning on page 9.”

*****

The undersigned, on behalf of the Company, and in response to the request contained in the Staff’s letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (404) 881-4421.

Sincerely,

/s/ Kyle Healy

Kyle Healy

KGH:lca

LEGAL02/34035547v3